Filed Pursuant to Rule 433

Registration No.: 333-134553

Preliminary Terms and Conditions, February 21, 2008

Principal Protected Notes Linked to
a Basket of 6 Commodities

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1)(1)
Principal Amount:	US$[TBD]
Trade Date:	[TBD]
Issue Date:	[Issue Date + [5] Business Days]
Maturity Date:	[TBD], or if such date is not a Business Day, the next succeeding Business Day.
Valuation Date:

[TBD], or if such date is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”).

Upside Participation Rate:	[165%]
Initial Basket Level:	Set to 100 on the Trade Date
Final Basket Level:	100 x (1 + the sum of the Weighted Component Commodity Returns)
Interest:	The notes do not bear interest.
Issue Price:	100%
Basket Return:	Final Basket Level – Initial Basket Level
Initial Basket Level
expressed as a percentage (rounded to three decimal places).

(1)

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s and A1 by Moody’s. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of Lehman Brothers Holdings Inc. does not affect or enhance the likely performance of the investment other than the ability of Lehman Brothers Holdings Inc. to meet its obligations.

Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $1,000 note equal to:
$1,000 + ($1,000 x Basket Return x Upside Participation Rate)	if the Final Basket Level is greater than the Initial Basket Level;
$1,000	if the Final Basket Level is equal to or less than the Initial Basket Level
Weighted Component Commodity Returns:	For each Component Commodity:
Component Weighting	x	Final Commodity Price – Initial Commodity Price
Initial Commodity Price
Component Commodities and Component Weightings:	The notes are linked to a Basket consisting of the Component Commodities. The Component Commodities and the Component Weighting for each Component Commodity are as set forth below:
Component Commodities	Component Weighting
Light sweet crude oil (“Crude Oil”)	1/6
Reformulated gasoline blendstock for oxygen blending (“RBOB Gasoline”)	1/6
No. 2 fuel heating oil (“Heating Oil”)	1/6
Copper — Grade A (“Copper”)	1/6
Primary Nickel (“Nickel”)	1/6
Standard Lead (“Lead”)	1/6
Initial Commodity Price:	For each Component Commodity, the Commodity Price on the Trade Date, as set forth below:
Component Commodity	Initial Commodity Price
Crude Oil	[TBD]
RBOB Gasoline	[TBD]
Heating Oil	[TBD]
Copper	[TBD]
Nickel	[TBD]
Lead	[TBD]
Final Commodity Price:	For each Component Commodity, the Commodity Price on the Valuation Date.
Commodity Price and Relevant Exchange:	The Commodity Price for each Component Commodity is as set forth below:
Component Commodity	Commodity Price
Crude Oil RBOB Gasoline Heating Oil

For each of Crude Oil, RBOB Gasoline and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Crude Oil, as the U.S. dollar price per barrel, and (b) in the case of RBOB Gasoline and Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel Lead

For each of Copper, Nickel, and Lead, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).
Relevant Exchange

For each Component Commodity the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

	Component Commodity	Relevant Exchange
	Crude Oil	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)
	RBOB Gasoline	NYMEX
	Heating Oil	NYMEX
	Copper	LME
	Nickel	LME
	Lead	LME
Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

	•	for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and
•

for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means any of the following events with respect to that Component Commodity as determined in good faith by the Calculation Agent:
(A)

the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity or futures contracts or options related to the Component Commodity on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)

the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or
	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:
(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)

a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)

a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

Business Days:	New York
Underwriter:	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Commodity Services Inc.
Denomination:	US$1,000 and integral multiples of US$1,000
Issue Type:	US MTN
CUSIP:	[TBD]
Fees:		Price to Public(1)	Fees(2)	Proceeds to the Issuer
	Per note	$1,000	$0.00	$1,000
Total

(1)

The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit the such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

	(2)	Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the notes do not bear interest, your return on the notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the principal you invested, with no additional return.

The prices of the Component Commodities are primarily affected by the demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global industrial economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, agricultural events or policies, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.  In addition, there are substitutes for each of the Component Commodities in various applications, and the availability and price of these substitutes (and in particular, a decrease in the price of any of these substitute commodities) will also affect demand for a Component Commodity and may have a material adverse effect on the price of a Component Commodity.

In addition, the Component Commodities are also subject to certain specific risks.

Specific factors affecting the price of Crude Oil. The price of crude oil is primarily affected by the global demand for and supply of crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the notes.

Specific factors affecting the price of RBOB Gasoline.  The level of global industrial activity influences the demand for non-oxygenated gasoline. In addition, the demand has seasonal variations, which occur during “driving seasons” usually considered the summer months in North America and Europe. Non-oxygenated gasoline is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of non-oxygenated gasoline.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Lead.  The price of lead is primarily affected by the global demand for, and supply of, lead.  Demand for lead is significantly influenced by the level of global industrial economic activity.  The storage battery market is particularly important given that the use of lead in the manufacture of batteries accounts for approximately two-thirds of worldwide lead demand.  Lead is also used to house power generation units as it protects against electrical charges and dangerous radiations. Additional applications of lead include petrol additives, pigments, chemicals and crystal glass.  The supply of lead is widely spread around the world.  It is affected by current and previous price levels, which influence important decisions regarding new mines and smelters.  A critical factor influencing supply is the environmental regulatory regimes of the countries in which lead is mined and processed. It is not possible to predict the aggregate effect of all or any combination of these factors.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of certain of the Component Commodities may be lower than spot prices, which imply a decline in spot prices over time.   Your return on the notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Trade Date.  However, if prices are in “backwardation”, meaning that the forward prices are currently lower than the spot prices, the prices of the Component Commodities in backwardation will be expected to decrease in the future.  If the Final Basket Level is equal to or less than zero as of the Valuation Date, you will receive at maturity only the principal you invested, with no additional return.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of one or more of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities, and futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities, and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities, futures contracts on the Component Commodities, or derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the notes in excess (if any) of the principal amount invested, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers

Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper, Lead and Nickel will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper, 27 months for Nickel and 15 months for Lead), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYMEX and the LME from publicly available sources.  Information concerning the NYMEX and Crude Oil, RBOB Gasoline and Heating Oil trading on the NYMEX reflects the policies of, and is subject to change without notice by, the NYMEX.  Information concerning the LME and Copper, Nickel and Lead trading on the LME reflects the policies of, and is subject to change without notice by, the LME.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol	Reuters Symbol
Crude Oil	CL1	0#2CL:
RBOB Gasoline	XB1*	0#2RB:
Heating Oil	HO1*	0#2HO:
Copper	LOCADY	RING=
Nickel	LONIDY	RING=
Lead	LOPBDY	RING=

*	XB1 and HO1 are expressed on Bloomberg as cents per gallon, not USD per gallon.

The Commodity Futures Markets

At present, all of the Component Commodities are exchange-traded futures contracts.  An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets.  Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Crude Oil, RBOB Gasoline and Heating Oil Trading on the New York Mercantile Exchange (NYMEX)

The NYMEX was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for Crude Oil, RBOB Gasoline and Heating Oil.  It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Prices for each of Crude Oil, RBOB Gasoline and Heating Oil are the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and, as the U.S. dollar price per gallon in the case of RBOB Gasoline and Heating Oil) of the “first nearby month” contract traded on NYMEX.  The “first nearby month” contract is, at any given time, the contract next scheduled for settlement.  For example, in February 2008, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity will be the March 2008 futures contract, which is the contract for delivery of the commodity in March 2008.  After the contract terminates trading in that month, the first nearby contract will be the April 2008 futures contract, which is the contract for delivery of the commodity in April 2008.  See below for the dates in any given month in which trading terminates in the Crude Oil, RBOB Gasoline and Heating Oil contracts.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

The contract for Heating Oil — also known as No. 2 fuel oil — trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center.  Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline.  Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

The contract for RBOB Gasoline (reformulated gasoline blendstock for oxygen blending) trades on NYMEX in units of 1,000 barrels, and the price is based on delivery at petroleum products terminals in the New York Harbor, the major East Coast trading center for imports and domestic shipments from refineries in the New York Harbor area or from the Gulf Coast refining centers.  RBOB Gasoline conforms to industry standards for reformulated regular gasoline blendstock for blending with 10% denatured fuel ethanol (92% purity), as listed by the Colonial Pipeline for fungible F grade for sales in New York and New Jersey, and is a wholesale non-oxygentated blendstock traded in the New York Harbor barge market.  Trading in the RBOB Gasoline contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper, Nickel and Lead Trading on the London Metal Exchange (LME)

The LME was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel and lead — as well as tin, aluminum, zinc and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers.  Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market.  As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity).  Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment.  The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper — Grade A contract in June 1986.  Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979.  The Nickel contract is for Primary Nickel.  Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Lead has traded unofficially on the LME since before 1900 and began trading officially in 1920, and the current Lead contract was introduced in 1953.  Lead trades on the LME in units of 25 metric tons and the settlement price of Lead for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement.  Lead contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 15 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all lead and nickel.

Historical Component Commodity Prices and Basket Return

The following graphs show the daily closing price of each of the contracts for the Component Commodities on the Relevant Exchange from February 14, 2003 through February 15, 2008, using historical data obtained from Bloomberg Financial Markets; the daily closing price of the contract for RBOB Gasoline on the NYMEX is presented from October 3, 2005 (the date it commenced trading) to February 15, 2008; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the prices of each of the contracts for such Component Commodities, or what the value of the notes may be.  Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price for each such Component Commodity will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the notes.

The following graph shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchange, using historical data from October 3, 2005 through February 15, 2008, obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on October 3, 2005, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any prior day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount, the initial Basket Return will be indexed to a level of 0.0 on the Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Trade Date.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested plus the product of $1,000, the Basket Return and the Upside Participation Rate.  If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the notes will pay at maturity a Redemption Amount equal to the principal amount invested, with no additional return.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on hypothetical values of 165% for the Upside Participation Rate, 100 for the Initial Basket Level (each of which will be set on the Trade Date), and a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as hypothetical values for the Basket Return (which will be calculated on the Valuation Date).  The following results are based solely on the hypothetical examples cited; the Final Basket Levels have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $1,000 principal amount)(1)
200	100	100%	$2,650
190	100	90%	$2,485
180	100	80%	$2,320
170	100	70%	$2,155
160	100	60%	$1,990
150	100	50%	$1,825
140	100	40%	$1,660
130	100	30%	$1,495
120	100	20%	$1,330
110	100	10%	$1,165
100	100	0%	$1,000
90	100	–10%	$1,000
80	100	–20%	$1,000
70	100	–30%	$1,000
60	100	–40%	$1,000
50	100	–50%	$1,000
40	100	–60%	$1,000
30	100	–70%	$1,000
20	100	–80%	$1,000
10	100	–90%	$1,000
0	100	–100%	$1,000

(1) If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Upside Participation Rate).  If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000.

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated.  The below examples are based on a hypothetical value of 165% for the Participation Rate, hypothetical values for the Initial Commodity Price of each Component Commodity (each of which will be determined on the Trade Date), and hypothetical values for the Final Commodity Price of each Component Commodity and resulting Final Basket Level and Basket Return (each of which will be determined on the Valuation Date).  The Initial Basket Level will be set to 100 on the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Example 1:  The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,495 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100 = 30%

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 30% x 165%)= $1,495

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	$100.00	$125.00	1/6	0.042
RBOB Gasoline	$2.6000	$3.3800	1/6	0.050
Heating Oil	$2.7500	$3.4375	1/6	0.042
Copper	$8,100.00	$11,340.00	1/6	0.067
Nickel	$27,600.00	$40,020.00	1/6	0.075
Lead	$2,300.00	$2,645.00	1/6	0.025
	Sum of Weighted Component Commodity Returns =			0.300
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 70, a Basket Return of –30% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (70 – 100) / 100 = –30%

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	$100.00	$70.00	1/6	–0.050
RBOB Gasoline	$2.6000	$2.0800	1/6	–0.033
Heating Oil	$2.7500	$1.5125	1/6	–0.075
Copper	$8,100.00	$6,075.00	1/6	–0.042
Nickel	$27,600.00	$22,080.00	1/6	–0.033
Lead	$2,300.00	$1,380.00	1/6	–0.067
	Sum of Weighted Component Commodity Returns =			–0.300
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				70.0

Example 3: The Final Commodity Prices of Crude Oil, Heating Oil and Nickel appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of RBOB Gasoline, Copper and Lead depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,165 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100 = 10%

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 10% x 165%)= $1,165

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	$100.00	$135.00	1/6	0.058
RBOB Gasoline	$2.6000	$2.2100	1/6	–0.025
Heating Oil	$2.7500	$3.9875	1/6	0.075
Copper	$8,100.00	$7,695.00	1/6	–0.008
Nickel	$27,600.00	$34,500.00	1/6	0.042
Lead	$2,300.00	$1,725.00	1/6	–0.042
	Sum of Weighted Component Commodity Returns =			0.100
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 4: The Final Commodity Prices of RBOB Gasoline, Copper and Lead appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Crude Oil, Heating Oil and Nickel depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 80, a Basket Return of –20% and a Redemption Amount of $1000 per $1,000 note.

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (80 – 100) / 100 = –20%

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	$100.00	$40.00	1/6	–0.100
RBOB Gasoline	$2.6000	$2.7300	1/6	0.008
Heating Oil	$2.7500	$1.5125	1/6	–0.075
Copper	$8,100.00	$8,910.00	1/6	0.017
Nickel	$27,600.00	$19,320.00	1/6	–0.050
Lead	$2,300.00	$2,300.00	1/6	0.000
	Sum of Weighted Component Commodity Returns =			–0.200
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				80.0